UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.___ )*

                                Dyax Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                               51807420826746E103
                                 (CUSIP Number)

                                Vicki Z. Holleman
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                   and Communications)

                                 March 14, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 51807420826746E103

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thomas L. Kempner, individually and as Trustee

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF         7  SOLE VOTING POWER
SHARES                  7,248 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                1,436,048 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING                   7,248 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                        1,436,048 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,443,296 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.01%

14 TYPE OF REPORTING PERSON*
         IN


                                  SCHEDULE 13D

CUSIP NO. 51807420826746E103

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Pinpoint Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES                11,792 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             11,792 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,792 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.049%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 51807420826746E103

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Investors Co. IX

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES                53,764 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             53,764 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          53,764 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.22%

14 TYPE OF REPORTING PERSON*
         PN

Item 1.  Security and Issuer.

This statement refers to the Common Stock of Dyax Corporation, 300 Technology Square, Cambridge, MA. 02139.

Item 2.  Identity and Background.

This report is being filed on behalf of

(i) Thomas L. Kempner, individually; (ii) Thomas L. Kempner and William A. Perlmuth as Trustees for certain members of the Kempner family; (iii) Thomas L. Kempner, Alan H. Kempner, Jr. and Jerome A. Manning as Trustees for certain members of the Kempner family; (iv) Pinpoint Partners Corporation, a Delaware corporation (in which the beneficial interest is held by members of the Kempner family); and (v) Loeb Investors Co. IX (in which approximately 97%,of the beneficial interest is held by members of the Kempner family). All of the above may be deemed members of the same group for purposes of Section 13(d) of the Securities Exchange Act of 1934. All of the individuals named are United States citizens. The business address of Mr. Kempner and of the entities named above is 61 Broadway, New York, N.Y., 10006. Messrs. Perlmuth and Manning are retired partners of Stroock & Stroock & Lavan, a law firm located at 180 Maiden Lane, N.Y., N.Y., 10038. Mr. Kempner is CEO of Loeb Partners Corporation, a Delaware corporation, a registered Broker/Dealer and Investment Adviser and of its parent Loeb Holding Corporation, a Maryland corporation. Mr. Kempner is also a director of the Issuer. Mr. Kempner is also CEO of Pinpoint Partners Corporation, a Delaware corporation and Managing Partner of Loeb Investors Co. IX. None of the individuals or entities named have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Compensation.

These shares of Common Stock were acquired with investment funds of the reporting persons or entities in accounts at Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.

The shares of Common Stock were acquired for investment purposes.

Item 5.  Interest in Securities of the Issuer.

(a) The persons reporting hereby owned the following shares of Stock as of March 14, 2003.


                                                        Shares of Common Stock

Thomas L. Kempner                                                 7,248

Thomas L. Kempner, William A. Perlmuth, Ttes.                   736,058
U/W CML Trsut FBO Thomas L. Kempner


Thomas L. Kempner, William A. Perlmuth, Ttes.                   461,562
U/W CML Trsut FBO Alan H. Kempner, Jr.

Thomas L. Kempner, William A. Perlmuth, Ttes.                    67,201
UID 5/16/64 FBO Thomas L. Kempner Children

Alan H. Kempner, Thomas L. Kempner & Jerome A.                  176,227
Mannig, Ttes. FBO Kempner Grandchildren Trust Dtd. 5/19/64

Pinpoint Partners Corporation                                     11,792

Loeb Investors Co. IX                                             53,764
                                                               1,513,852

The total shares of Common Stock constitute 6.3% the 24,000,000 outstanding shares of Common Stock as reported by the issuer.

(b)  See paragraph (a) above.

(c) The  following  purchases of Common Stock have been made in the last sixty
(60) days by the following:

                                   Purchases of Common Stock

Holder                            Date      Shares     Average Price
Thomas    L.     Kempner,     03-14-03     537,634             $1.86
William    A.    Permuth,
Ttes.  U/W CML  Trust FBO
Thomas L. Kempner
Thomas L. Kempner,            03-14-03     268,817             $1.86
William A. Permuth,
Ttes. U/W CML Trust FBO
Alan H. Kempner, Jr.
Thomas L. Kempner &           03-14-03      53,764             $1.86
William A. Perlmuth,
Ttes. UID 5-19-64 FBO
Thomas L. Kempner
Children
Alan H. Kempner, Thomas       03-14-03     161,290             $1.86
L. Kempner, Jerome A.
Manning, Ttes. FBO
Kempner Grandchildren
Dtd. 5-19-64
Loeb Investors Co. IX         03-14-03      53,764             $1.86

The transaction was effected by purchase from the Issuer.

(d)      Not applicable.

(e).     Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 2003                           Thomas L. Kempner, individually and
                                         as Trustee


                                     By: /s/ Thomas L. Kempner


April 24, 2003                           Pinpoint Partners Corporation


                                     By: /s/ Thomas L. Kempner, President

April 24, 2003                           Loeb Investors Co. IX



                                     By: /s/ Thomas L. Kempner
                                             Managing Partner